

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

<u>Via E-mail</u>
Mr. Dennis Boyle
Chief Financial Officer
Malvern Bancorp, Inc.
42 E. Lancaster Ave
Paoli, Pennsylvania 19301

      Re: **Malvern Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed December 26, 2012
              File No. 000-54835

Dear Mr. Boyle:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John P. Nolan

                        John P. Nolan
                        Senior Assistant Chief Accountant